As filed with the Securities Exchange Commission on August 14, 2008
                                                          Registration No.: 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                    ---------

                                 ROYAL DSM N.V.
                   (Translation of issuer's name into English)

                                    ---------

                              KONINKLIJKE DSM N.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                    ---------

                                 The Netherlands
            (Jurisdiction of incorporation or organization of issuer)

                             ----------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                    ---------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                    ---------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                   Copies to:

                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

                             ----------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                                                         Proposed Maximum    Proposed Maximum
     Title of Each Class of           Amount to be       Aggregate Price    Aggregate Offering        Amount of
   Securities to be Registered         Registered           Per Unit*             Price**         Registration Fee
------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one-fourth (1/4) of
one common share of Royal DSM
N.V.                                   100,000,000            $5.00            $5,000,000.00           $196.50
------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                  Location in Form of American
                                                                  Depositary Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ----------------------------
1.        Name of Depositary and address of its principal         Face of Receipt -  Introductory article.
          executive office

2.        Title of Receipts and identity of deposited securities  Face of Receipt - Top center.

Terms of Deposit:

          (i)     The amount of deposited securities              Face of Receipt - Upper right corner.
                  represented by one American Depositary Share
                  ("ADSs")

          (ii)    The procedure for voting, if any, the           Reverse of Receipt - Paragraphs (16)
                  deposited securities                            and (17).

          (iii)   The collection and distribution of dividends    Reverse of Receipt - Paragraph (14).

          (iv)    The transmission of notices, reports and        Face of Receipt - Paragraph (13);
                  proxy soliciting material                       Reverse of Receipt - Paragraphs (16).

                                                                  Location in Form of American
                                                                  Depositary Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ----------------------------
          (v)     The sale or exercise of rights                  Reverse of Receipt - Paragraphs (14) and (16).

          (vi)    The deposit or sale of securities resulting     Face of Receipt - Paragraphs (3) and (7);
                  from dividends, splits or plans of              Reverse of Receipt - Paragraphs (14) and (18).
                  reorganization

          (vii)   Amendment, extension or termination of the      Reverse of Receipt - Paragraphs (22) and (23)
                  deposit agreement                               (no provision for extensions).

          (viii)  Rights of holders of Receipts to inspect the    Face of Receipt - Paragraph (13).
                  transfer books of the Depositary and the list
                  of holders of Receipts

          (ix)    Restrictions upon the right to deposit or       Face of Receipt - Paragraphs (2), (3), (4), (6),
                  withdraw the underlying securities              (7), (9) and (10).

          (x)     Limitation upon the liability of the            Face of Receipt - Paragraph (7);
                  Depositary                                      Reverse of Receipt - Paragraphs (19) and (20).

3.         Fees and charges which may be imposed directly or      Face of Receipt - Paragraph (10).
           indirectly on holders of Receipts

Item 2.  AVAILABLE INFORMATION                                    Face of Receipt - Paragraph (13).

      The Company furnishes the United States Securities and Exchange Commission (the "Commission") with paper copies of certain public reports and documents required by the laws of The Netherlands or otherwise in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These public reports and documents cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e)). The information so published by the Company cannot be retrieved from the

Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In the event the Company decides to publish the information on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market in lieu of furnishing paper copies of certain reports or documents to the Commission, the Company will furnish the name of such internet website or electronic information delivery system to the Commission in writing.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a)         (i)   Form of American Depositary Receipt to be issued hereunder.
                  -- Filed herewith as Exhibit (a)(i).

            (ii) Amended and Restated Deposit Agreement, dated as of December 3, 2001 (the "Deposit Agreement"), by and among Royal DSM N.V. (previously known as "DSM N.V."), a company incorporated under the laws of The Netherlands (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

(c) Letter Agreement supplementing the Deposit Agreement, dated November 29, 2006, by and between the Company and Depositary. -- Filed herewith as Exhibit (c).

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.-- Filed herewith as Exhibit (d).

(e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of December 3, 2001, by and among Royal DSM N.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of August, 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement for the issuance of American Depositary Shares, each representing one-fourth (1/4) of one common share of Royal DSM N.V.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Royal DSM N.V., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Heerlen, The Netherlands, on July 31, 2008.

                                                ROYAL DSM N.V.


                                                By: /s/ F. Sijbesma
                                                    ----------------------------
                                                    Name:  F. Sijbesma
                                                    Title: Group Chief Executive

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [P.A.F.W. Elverding] to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 31, 2008.

Name(s)                         Title
-------                         -----

/s/ F. Sijbesma                 Chairman of the Board of Directors and
-------------------------       Group Chief Executive
F. Sijbesma                     (Principal Executive Officer)


/s/ J. M. H. Op Heij            Group Finance Director
-------------------------       (Principal Financial Officer)
J. M. H. Op Heij


/s/ L.R.M. Radix                Group Financial Controller
-------------------------
L.R.M. Radix


/s/ J. Zuidam                   Deputy Chairman of the Board of Directors
-------------------------
J. Zuidam


/s/ N. H. Gerardu               Director
-------------------------
N. H. Gerardu


/s/ R. D. Schwalb               Director
-------------------------
R. D. Schwalb


/s/ S. Tanda                    Director
-------------------------
S. Tanda

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Royal DSM N.V., has signed this Registration Statement on this 7th day of July, 2008.


                                  By: /s/ William P. Bivins
                                      ------------------------------------------
                                      Name:  William P. Bivins
                                      Title: Secretary of DSM Services USA, Inc.

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------
(a)(i)                  Form of American Depositary Receipt

(a)(ii)                 Amended and Restated Deposit
                        Agreement, dated as of December 3,
                        2001

(c)                     Letter Agreement, dated as of
                        November 29, 2006

(d)                     Opinion of Patterson Belknap Webb &
                        Tyler LLP

(e)                     Certificate under Rule 466